EXHIBIT M
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                          Public Utility Legal Analysis



I.       Federal Power Act
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                  Following the reorganization, the employees who will remain in the GPU Energy Companies will be responsible for the dispatching of electricity over the transmission and distribution systems owned by those companies.
Included in this group will also be those  employees who will  identify  outages
and  arrange  for  the   identification   and  resolution  of  storm  and  other
disaster-related damage. In performing these functions with respect to the GPU Energy Companies' transmission facilities, those employees will take direction from PJM Interconnection, LLC ("PJM"), which has been found by the FERC to be the entity with "control over the operation of the interconnected transmission facilities within its region," including those of the GPU Energy Companies. Pennsylvania-New Jersey-Maryland Interconnection. 81 FERC P. 61.275, 62.268
(1997). In addition, officers of the GPU Energy Companies will be responsible for requesting GPUS personnel to perform specific services, including those relating to the construction and maintenance of transmission and distribution facilities.

                  Under these circumstances, GPUS will not be in the position of "operating" the GPU Energy Companies' transmission assets and, therefore, will not become a "public utility" as defined in Section 201 of the Federal Power Act.(1) In addressing the question of whether an entity "operates" transmission facilities for purposes of rendering that entity a public utility, the FERC has looked to whether the entity has "control and decision making authority" over the facilities, or whether it acts as the agent of another party that wields such authority, to carry out that party's instructions. See Prior Notice and Filing Requirements Under the Federal Power Act, 64 FERC P. 61.139, 61.993, clarified, 65 FERC P. 61.081 (1993), Bechtel Power Corp., 60 FERC P. 61.136,
61.572 (1992). GPUS will not be in the position either of directly manipulating the GPU Energy Companies' transmission facilities or of exercising control over the operation of those facilities. The former activities will be conducted by GPU Energy Companies' personnel. The latter function is assumed by PJM. GPUS will be undertaking the kinds of activities performed by other systems' service company subsidiaries, which the FERC has long acknowledged without considering those companies to be public utilities. See, e.g., IES Utilities, Inc., 81 FERC
P. 61.187,  61.819-20  (1997);  Wisconsin  Electric Power Co., 79 FERC P. 61.158
(1997).

------ (1)  Section 201  defines a public  utility as "any person  which owns or
operates   facilities  subject  to  the  jurisdiction  of  the  [Federal  Energy
Regulatory] Commission."



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          The  GPU  Energy  Companies  will  continue  to  be  subject  to  FERC
jurisdiction   as  public   utilities  since  they  will  own  and  operate  the
jurisdictional transmission facilities.

II.      Public Utility Holding Company Act of 1935 ("Act")
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          GPU does not believe that GPUS will be an "electric  utility  company"
as defined in the Act. However, the GPU Energy Companies, which will continue to own the GPU System's transmission and distribution assets, will continue to be electric utility companies as defined in the Act.

          Section 2(a)(3) defines electric utility company as "any company which owns or operates facilities used for the generation, transmission or distribution of electric energy for sale." GPUS will own only inventory and will not hold any assets which are, prior to the sale thereof to the GPU Energy Companies, "used" for any of the foregoing purposes; accordingly, GPUS will not be an owner of electric utility assets within the meaning of the foregoing definition.

          GPU also does not believe that GPUS will be an operator of distribution or transmission assets. The Commission has recently had occasion to consider whether entities which provide certain day-to-day operational services are in fact "operators" within the meaning of Section 2(a)(3) of the Act. See, e.g., Houston Industries Incorporated (available June 18, 1997); Wolf Creek Operating Corp. (available December 11, 1995); Ebasco Services, Inc. (available September 16, 1982). For example, in Wolf Creek, the Commission evaluated whether a company which was established to operate a jointly owned nuclear generating station would be deemed a public utility. In that case, operation of the station was subject to the decision making authority of the owners, and the operator provided the day to day operation of the plant, maintenance and administrative services. The operator had "no independent decision making authority over the station, other than authority delegated to it by the owners." In addition, the operator did not sell electricity or receive revenues from the sale of electric energy or own the fuel supply, and its costs of operation were paid by the owners in proportion to ownership share. Expenditures were based on budgets approved by the owners.

          GPUS' authority to provide day-to-day operational services will be delegated to it by the GPU Energy Companies pursuant to the services agreement; however, GPUS will be subject to the ultimate control and decision making authority of the GPU Energy Companies, including through the budget approval process (as described in Item 1). Moreover, as described in Item 1 and in part 1 of this Exhibit, GPUS will in fact not be exercising day-to-day operational control over the GPU System's transmission and distribution facilities, which control will remain with the


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dispatch  employees of the GPU Energy Companies and PJM. As in Wolf Creek,  GPUS
will not be paid a fee, but will only receive reimbursement for its cost of service. GPUS will also not own the electricity produced by the facilities or the revenues therefrom. (In addition, ownership of the fuel supply is irrelevant since GPU is divesting all generation assets.)

          Thus, for the foregoing reasons, GPU does not believe that GPUS will be an electric utility company as defined in the Act. GPU also believes that, because GPUS will be subject to Commission regulation as a system service company, there are no important policy reasons which would necessitate such a finding.